Exhibit 1.02

NGL Energy Partners LP

Conflict Minerals Report

NGL Energy Partners LP (the “Company”) is filing this report for the calendar year ended December 31, 2013 in compliance with Rule 13p-1 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to the Dodd-Frank Wall Street Reform Act (the “Dodd-Frank Act”), the Securities and Exchange Commission (the “SEC”) issued rules creating reporting requirements for certain companies with respect to their use of conflict minerals if those minerals are “necessary to the functionality or production of a product” manufactured or contracted for manufacture by those companies.  Under the Dodd-Frank Act, conflict minerals include tin, tungsten, tantalum and gold (together, such minerals are referred to as “3TG”).  The conflict minerals rules focus on 3TG originating from the Democratic Republic of Congo and adjoining countries (collectively, “DRC Covered Countries”).

1.                                      Company Overview

The Company is a Delaware limited partnership that owns and operates a vertically integrated energy business.  The Company’s primary businesses include:

•                  A crude oil logistics business, the assets of which include crude oil storage terminals, pipeline injection stations, a fleet of trucks, a fleet of leased railcars, a fleet of barges and towboats, and a 50% interest in a crude oil pipeline.  The crude oil logistics business purchases crude oil from producers and transports it for resale at pipeline injection points, storage terminals, barge loading facilities, rail facilities, refineries, and other trade hubs.

•                  A water solutions business, the assets of which include water treatment and disposal facilities, a fleet of water trucks, and frac tanks.  The water solutions business generates revenues from the gathering, transportation, treatment, and disposal of wastewater generated from crude oil and natural gas production operations, and from the sale of recycled water and recovered hydrocarbons.

•                  The liquids business, which supplies natural gas liquids to retailers, wholesalers, refiners, and petrochemical plants throughout the United States and in Canada, and which provides natural gas liquids terminaling services through its 22 terminals throughout the United States and railcar transportation services through its fleet of leased and owned railcars.  The liquids business purchases propane, butane, and other products from refiners, processing plants, producers, and other parties, and sells the product to retailers, refiners, and other participants in the wholesale markets.

•                  The retail propane business, which sells propane, distillates, and equipment and supplies to end users consisting of residential, agricultural, commercial, and industrial customers and to certain re-sellers in more than 20 states.

The Company also operates a refined products marketing business, which purchases gasoline and diesel fuel from suppliers and typically sells these products in back-to-back contracts to customers at a nationwide network of third-party owned terminaling and storage facilities.  The Company also operates a renewables business, which purchases ethanol primarily at production facilities and transports the ethanol for sale at various locations to refiners and blenders, and purchases biodiesel from production facilities in the Midwest and in Houston, Texas, and transports the product using leased railcars for sale to refiners and blenders.

The Company’s business is more fully described in its Annual Report on Form 10-K for the fiscal year ended March 31, 2014, which was filed with the SEC on May 30, 2014.

2.                                      Products Overview

The Company primarily provides the services and products described above through each of its businesses.  As a non-core part of its retail propane business, the Company manufactures propane delivery trucks and emergency service vehicles (collectively, the “Subject Products”).  The Company, however, does not manufacture or contract to manufacture products other than the Subject Products in the course of its business.  Accordingly, this Conflict Minerals Report focuses on the Subject Products.  Sales of the Subject Products constituted less than 0.1% of the Company’s consolidated total revenues during the year ended March 31, 2014.  The Company conducted an analysis of the Subject Products manufactured during calendar year 2013 and determined that they likely contained one or more of the 3TG that are necessary to the functionality or production of the Subject Products.  Accordingly, the Company has concluded that it is subject to the reporting obligations of conflict minerals rules with respect to the Subject Products.

3.                                      Supply Chain Overview

The supply chain for the Subject Products includes various manufacturers of component parts.  Component parts are manufactured by the Company’s direct suppliers or by their sub-suppliers.  Accordingly, the supply chain for the Subject Products includes multiple tiers.

4.                                      Reasonable Country of Origin Inquiry (“RCOI”)

The Company has conducted an RCOI in order to try to determine the origin of the 3TG contained in the Subject Products.  The Company has relied on its direct suppliers to provide information and representations to it with respect to the origin of the 3TG contained in the components of the Subject Products.  The Company has taken the following steps as part of its RCOI:

•                                          sent letters or emails to its direct component suppliers of the Subject Products, describing the conflict minerals rules and requesting information and cooperation;

•                                          solicited survey responses from direct suppliers of components of the Subject Products, using the standard Conflict Minerals Reporting Template (the “Template”) designed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”);

•                                          reviewed responses that it received from such suppliers and followed up on inconsistent, incomplete or inaccurate responses; and

•                                          sent additional requests to suppliers who have not yet responded to the Company’s requests for information.

The Company’s RCOI included the distribution of the Template to suppliers, as described above.  The Template was developed by the EICC and GeSI to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers and a listing of the smelters such company and its suppliers use.  In addition, the Template contains questions about the origin of the 3TG included in such company’s products, as well as its supplier due diligence process.  The Company believes this Template is being adopted by many companies in their due diligence processes related to compliance with the conflict minerals rules.

As part of the Company’s RCOI, it surveyed its known component suppliers of the Subject Products, and sent a letter and the Template to each of its 26 direct component suppliers.  The Company has received responses from 18 of those suppliers.  Of the responsive suppliers, eight have indicated that their components contain one or more of the 3TG.  In addition, each of the responsive suppliers has indicated that the origin of the 3TG contained in their products is unknown and subject to ongoing review.  Several of these suppliers also indicated that they are in the process of developing due diligence processes with respect to conflict minerals in their respective supply chains.

The Company expects the RCOI process to continue during calendar year 2014 and that it will take substantial time for many of its suppliers to verify the origin of all of the 3TG contained in the components that they manufacture or contract for manufacture.  Furthermore, there are no assurances that its suppliers ultimately will be able to determine whether such 3TG originate in the DRC Covered Countries.

Although the Company has conducted a good faith RCOI and due diligence process, the Company currently does not have sufficient information from its suppliers to determine the country of origin of the 3TG used in the Subject Products or to identify the facilities used to process such 3TG.  Therefore, the Company cannot exclude the possibility that some of the 3TG contained in the components of the Subject Products may have originated in the DRC Covered Countries and are not from recycled or scrap sources.

5.                                      Due Diligence Program

The Company continues to develop its due diligence processes with respect to the Subject Products and has undertaken due diligence efforts based on the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidelines”).  The Company expects to design its due diligence process to conform in all material respects with the OECD Guidelines.

The Company’s conflict minerals due diligence process to date includes: the RCOI described above, establishment of a cross-functional team to conduct and review the due diligence process, communication and engagement with suppliers, reviewing and evaluating responses from suppliers and reporting the results of its supply chain due diligence to senior management, including its Chief Executive Officer.

6.                                      Identify and Assess Risk in the Supply Chain

As described above, the Company has contacted the direct suppliers of the components contained in the Subject Products.  The Company has received responses from 18 of those suppliers.  Of the responsive suppliers, eight have indicated that their components contain one or more of the 3TG, and each such responsive supplier has indicated that the origin of the 3TG is unknown and subject to ongoing review.  The Company will continue to review and evaluate responses provided by suppliers, communicate with suppliers and develop a strategy to respond to identified risks as it continues its due diligence with respect to the Subject Products.

The Company expects the RCOI process and supply chain due diligence to continue during calendar year 2014 and that it will take substantial time for many of its suppliers to verify the origin of all of the 3TG contained in the components that they manufacture or contract for manufacture.  Furthermore, there are no assurances that its suppliers ultimately will be able to determine whether such 3TG originate in the DRC Covered Countries.  In addition, the Company plans to continue to develop its due diligence processes to identify risks as further described herein.

7.                                      Audit of Supply Chain Due Diligence

As permitted by the conflict minerals rules, the Company has not conducted an audit of its supply chain due diligence.  The Company does not have a direct relationship with 3TG smelters and refiners, nor does the Company perform direct audits of the other entities in its supply chain.  However, the Company expects to rely on various cross-industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

8.                                      Continuous Improvement Efforts to Mitigate Risk

The Company intends to undertake the following steps to improve its due diligence process and to gather additional information which will assist the Company in determining whether the 3TG that are contained in the Subject Products originate in the DRC Covered Countries and mitigate risks that any such 3TG benefit armed groups in the DRC Covered Countries:

•                                          evaluate the adoption of a conflict minerals policy;

•                                          continue to review and develop internal reporting processes;

•                                          continue to conduct and report annually on supply chain due diligence for the applicable 3TG contained in the Subject Products;

•                                          seek to increase the response rate from suppliers;

•                                          consider establishing new terms and conditions in supplier contracts and purchase orders that contain representations or covenants with respect to conflict minerals and the origin thereof; and

•                                          evaluate processes to validate supplier responses using information collected through independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter Program.